Arabella Exploration, LLC Merger With Lone Oak Acquisition Corporation LOKAF, LOKKF, LOKWF Delaware Basin Opportunity Confidential – Not for Distribution

2 ARABELLA LONE OAK Important Notices The tender offer described herein for the ordinary shares of Lone Oak Acquisition Corporation, a Cayman Islands company (“Lone Oak”), has commenced . Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities . The solicitation and the offer to buy Lone Oak ordinary shares is being made pursuant to a tender offer statement on Schedule TO that Lone Oak has filed with the Securities and Exchange Commission (the “SEC”) . The tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information that should be read carefully and considered before any decision is made with respect to the tender offer . These materials were sent free of charge to all holders of Lone Oak ordinary shares . In addition, all of these materials (and all other materials filed by Lone Oak with the SEC) will be available at no charge from the SEC through its website at www . sec . gov . Holders of Lone Oak ordinary shares are urged to read the tender offer documents and the other relevant materials before making any investment decision with respect to the tender offer because they contain important information about the tender offer, the acquisition described herein and the parties to the acquisition . This presentation contains forward - looking statements that involve substantial risks and uncertainties . Other than statements of historical facts, all statements included in this presentation regarding Arabella Exploration, LLC, a Texas limited liability company (“Target”), or Lone Oak’s strategy, future operations, future financial position, prospects, plans and objectives of management, as well as statements, other than statements of historical facts, regarding Target’s industry, are forward - looking statements . The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward - looking statements, although not all forward - looking statements contain these identifying words . The acquisition parties may not actually achieve the plans, intentions or expectations disclosed in the forward - looking statements, and investors should not place undue reliance on the forward - looking statements . Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward - looking statements made by the acquisition parties . Important factors that could cause actual results or events to differ materially from the forward - looking statements include, among others : the number of Lone Oak public shareholders redeeming shares in the tender offer (as described below) ; the accuracy of the Target’s reserve reports ; changing principles of generally accepted accounting principles ; compliance with government regulations ; legislation or regulatory environments, requirements or changes adversely affecting the oil and gas industries ; the price of oil ; fluctuations in customer demand ; management of rapid growth ; changes in government policy ; overall economic conditions and local market economic conditions ; Target’s ability to expand through strategic acquisitions ; and geopolitical events . Further, the forward - looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the acquisition parties . Neither Lone Oak nor Target assumes any obligation to update any forward - looking statements .

Transaction Confidential – Not for Distribution

4 ARABELLA LONE OAK Lone Oak Acquisition to Acquire Arabella Exploration Lone Oak Acquisition Corporation has signed a definitive merger agreement to acquire privately held Arabella Exploration, LLC Arabella is an independent oil and natural gas company focused on the acquisition , development and exploration of unconventional, long life, onshore oil and natural gas reserves in the Delaware Basin in West Texas Arabella has an experienced management team with expertise in drilling highly technical multi - lateral wells Arabella’s activities are primarily focused on the formations which the Industry refers to as the Wolfbone play The Wolfbone play is characterized by high oil content and liquids rich natural gas, multiple vertical and horizontal target horizons, extensive production history, long - lived reserves and high drilling success rates Arabella has drilled and completed four wells and is currently completing a fifth well . It also plans to complete a dual lateral on one of its wells in November and began drilling a sixth well the first week of November

5 ARABELLA LONE OAK Transaction Overview There are currently 2 . 1 million Lone Oak ordinary shares and 10 . 7 million warrants outstanding Lone Oak will issue 4 . 8 million ordinary shares at closing 1 . 7 million of the 4 . 8 million shares above will be subject to escrow . One third of the escrow shares will be released when the company reaches certain growth targets in its proven reserves at each of December 31 st 2014 , 2015 and 2016 as follows : Date Benchmark Shares Released from Escrow December 31, 2014 Proved reserves 100% greater than at closing of the Merger 568,334 December 31, 2015 Proved reserves 66% greater than on December 31, 2014 568,334 December 31, 2016 Proved reserves 33% greater than on December 31, 2015 568,334 Release of the escrow shares shall be additionally contingent on the following efficiency metrics (1) : Date Finding and Development Cost/BOE General and Administrative Cost/BOE December 31, 2014 $22.00/BOE or less $12.50/BOE or less December 31, 2015 $18.00/BOE or less $6.50/BOE or less December 31, 2016 $14.00/BOE or less $5.00/BOE or less (1) In each instance the metric will also be considered achieved if the respective costs are better than (lower per BOE) or equal to 80% of the Public Peer Set defined in the Merger Agreement.

6 ARABELLA LONE OAK Arabella Valuation Future Net Revenue (1) Discounted Future Net Revenue (2) Approximate Current Amounts Estimated Value Metrics (3) Proved Reserves $23.5mm $9.3mm Probable Reserves 94.4mm 24.6mm Possible Reserves 205.0mm 51.8mm Total Reserves $322.9mm $85.7mm Production 106 BOE/Day ~$150,000 - $200,000/BOE/Day Land 5,027 net acres ~$8,000 – $18,000/acre (1) Based on Williamson Petroleum Consultants, Inc. reserve report as of August 31, 2013 using an Average Realized Price of $88.08/bbl of oil and $6.47/Mcf of natural gas based on the average prices in the 12 month period prior to the report (2) Future value based on a discount rate of 10% (3) Estimates based on industry data and comparable companies analysis

ARABELLA LONE OAK

Capitalization and Valuation Based on Reserve Incentive Targets

	2013E	2014E	2015E	2016E
Estimated Proved Reserves (BOE)[1]	2,600,000	5,200,000	8,632,000	11,480,560
Estimated Production (BOE/Day)[1]	700	1,400	2,324	3,091
Ordinary Shares				
Existing Lone Oak Shares	2,144,226	2,144,226	2,144,226	2,144,226
Shares Issued to Arabella[2]	3,125,000	3,693,334	4,261,668	4,830,002
Total Ordinary Shares	5,269,226	5,837,560	6,405,894	6,974,228
Existing Lone Oak Warrants	10,706,500	10,706,500	10,706,500	10,706,500
Shares Underlying UPO	800,000	800,000	800,000	800,000
Gross Shares Outstanding	16,775,726	17,344,060	17,912,394	18,480,728
Fully Diluted Shares Outstanding[3]	12,931,554	13,499,888	14,068,222	14,636,556
Enterprise Value/Proved Reserves ($/BOE)[4]	$ 33.90	$ 17.84	$ 11.28	$ 8.88
Enterprise Value/Production ($/BOE/Day)[4]	$ 125,905	$ 66,253	$ 41,900	$ 32,998

(1) Company estimates for December 31, 2013. Years after 2013 are based on the assumption that earn-out targets are met in each such year
(2) Excludes escrow shares until earned
(3) Treasury stock method, assumes conversion of warrants and UPO at $10.50
(4) Based on current stock price of $8.13, $20mm received from the warrant exercise and $3mm in debt

7

8 ARABELLA LONE OAK Valuation Compared to Public Peer Set $67 $61 $55 $42 $36 $34 $34 $34 $34 $23 $17 $13 $0.00 $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 $0.00 $50,000.00 $100,000.00 $150,000.00 $200,000.00 $250,000.00 $300,000.00 $350,000.00 $400,000.00 $450,000.00 $500,000.00 Enterprise Value/ Proved Reserves ($/BOE) (1) Enterprise Value/ Production ($/BOE/Day) (1) (1) Public peer set numbers are from comparable companies analysis dated November 5, 2013. Arabella - Lone Oak numbers are based on Company estimates for December 31, 2013 and the current Lone Oak stock price of $8.13 on the fully diluted shares outstanding

9 ARABELLA LONE OAK Valuation Compared to Public Peer Set Enterprise Value/ Proved Reserves ($/BOE) (1) Enterprise Value/ Production ($/BOE/Day) (1) (1) Public peer set numbers are from comparable companies analysis dated November 5, 2013. Arabella - Lone Oak numbers are based on Company estimates for December 31, 2013 and the current Lone Oak stock price of $8.13 on the fully diluted shares outstanding Diamondback Energy, Inc. (FANG) $ 66.65 Emerald Oil, Inc. (EOX) 60.72 Triangle Petroleum Corporation (TPLM) 54.75 Oasis Petroleum (OAS) 41.61 Athlon Energy Inc. (ATHL) 36.40 Concho Resources, Inc. (CXO) 33.92 Arabella - Lone Oak 33.90 Laredo Petroleum Holdings, Inc. (LPI) 33.66 Kodiak Oil & Gas Corp. (KOG) 33.62 Northern Oil and Gas, Inc. (NOG) 22.81 Clayton Williams (CWEI) 17.46 Approach Resources (AREX) 12.60 Emerald Oil, Inc. (EOX) $ 445,837 Diamondback Energy, Inc. (FANG) 339,875 Athlon Energy Inc. (ATHL) 279,887 Triangle Petroleum Corporation (TPLM) 230,050 Laredo Petroleum Holdings, Inc. (LPI) 208,384 Oasis Petroleum (OAS) 191,232 Kodiak Oil & Gas Corp. (KOG) 168,084 Concho Resources, Inc. (CXO) 166,392 Northern Oil and Gas, Inc. (NOG) 141,469 Approach Resources (AREX) 134,002 Arabella - Lone Oak 125,905 Clayton Williams (CWEI) 114,042

Business Confidential – Not for Distribution

ARABELLA LONE OAK

Arabella Overview


Bone Spring
Potash Mines
Wolfcamp
DELAWARE BASIN
Wolfbone
CENTRAL BASIN PLATFORM
DIABLO PLATFORM
Culberson
Jeff Davis
Loving
Winkler
Ward
Pecos
Crane
Ector
Andrews
Lea
Eddy
ARABELLA
BACK-IN/DRILL-TO-EARN ACREAGE
ATLANTIC
BHP
CLAYTON WILLIAMS
ENERGEN
LEGACY RESERVES
OTHERS
Miles

County	Gross Acres	Net Acres
Reeves	8,332	3,470
Winkler	630	630
Loving	640	329
Ward	640	309
Pecos	640	289
TOTAL	10,882	5,027

- Experienced management team with extensive Permian background
  - Past experience includes senior positions at Oxy, Concho and EOG in the Permian
  - Arabella's management has cutting edge experience and skills in the drilling of dual-lateral wells in the Permian
- Arabella drilling covers multi-pay horizontal development in Southern Delaware Basin
  - Overlapping Bone Spring and Wolfcamp shales (Wolfbone) provide multiple potential pay zones per well
  - Many formations are "over-pressured" creating more effective oil extraction

Current Arabella Positions	
Gross Acreage	10,882
Net Acreage	5,027
Drilled Wells	4
Wells Completing/ Drilling	2

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12 ARABELLA LONE OAK The Delaware Basin Arabella operates in the Delaware Basin portion of the Permian Basin in West Texas, which is one of the major oil producing regions in the United States Arabella’s activities are primarily focused on the formations which the Industry refers to as the Wolfbone play The Wolfbone play is characterized by high oil content and liquids rich natural gas, multiple vertical and horizontal target horizons, extensive production history, long - lived reserves and high drilling success rates The Bone Spring and Wolfcamp formations in the Delaware Basin have thousands of feet of stacked pay zones with years of drilling inventory Many formations in the Delaware Basin are over - pressured Arabella specializes in accessing all zones of the play – including with the advanced technique of multi - lateral completion

13 ARABELLA LONE OAK The Delaware Basin (cont.) Permian Basin Existing Refineries New Pipelines and Capacity Expansions Existing Pipelines Borger Big Spring Gardendale Houston Longview Wichita Falls Cushing Holly Navajo Western Take away capacity from the Delaware Basin, along with the rest of the Permian Basin, is growing rapidly Pipeline projects are in process to double existing takeaway capacity Takeaway Capacity Delaware Basin

14 ARABELLA LONE OAK Delaware Basin vs. the Bakken The Delaware Basin shows all indications of being larger and more valuable than the Bakken field in North Dakota and is significantly less costly and logistically challenging to drill Bakken Delaware Estimated Oil In Place (per section) 20 - 50mm bbl 100 - 125mm bbl Estimated Recoverable Oil (per section) 1 - 5mm bbl 12 - 18mm bbl Total Pay Zones Thickness 150 – 300 feet 6,000 – 8,000 feet Number of Productive Zones 1 to 4 7 to 10 Pressure Regular Pressure Over Pressure Proppant Expensive Ceramic Frac Sand Standard Frac Sand Typical Fracs/Well 15 - 20/5,000 ft 10 - 12/5,000 ft Drilling Season Expensive Drilling During Winter Standard Costs Year Round Typical Well Cost $9 - 10mm/well $7 - 8mm/well Distance to Population Center (1) 6 ½ hours (Fargo) 1 hour (Midland) Better Pricing/ Less Capacity Constraint (2) WTI less $15.75/bbl WTI less $4.75/bbl (1) Mapquest (2) Bloomberg as of November 6 th (Bakken) and 7 th (Delaware), 2013 Source: Corporate filings and investor presentations, management data and estimates

ARABELLA LONE OAK

Arabella's Production Expertise

- Arabella has a technical staff that can not only execute drilling and completing a "standard" single lateral well, but are leaders of successfully adding additional laterals that will significantly reduce the costs to develop the multiple, stacked pays found in the Delaware Basin

Arabella's Woods #1H Well


ARABELLA WOODS #1H
Typical Single Lateral
TOP OF LINER HANGER @ ~9,831'
KOP @ -10,075'
7 5/8" CSG SET @ ~10,600' TVD / 10,728' MD / 73° INC.
TD @ 14,888' MD / 10,594' TVD

Arabella's SM Prewitt #1H Well


SM PREWITT #1H
13 3/38" CSG SET @ 1,350'
DV SET @ 2417'
9 5/8" CSG SET @4,450'
Advanced Dual Lateral
TOP OF WINDOW @ ~8,902'
BOTTOM OF WINDOW @ ~8,911'
TOP OF PACKER @ ~8,950'
4 1/2" 11.6# P-110 LTC CSG
SEAL ASSY FOR OTTOMAN HANGER
TOP OF LINER HANGER @ ~9,846'
EOB @ 10,904' MD 10,119' TVD
TD @ 14,323' MD 10,086' TVD
7" CSG SET @ ~10,698' MD / 78° INC.
TD @ 14,820' MD 10,599' TVD
~4,000' Lateral Length

15

ARABELLA LONE OAK

Dual Lateral Well Economics


Vertical Well
Horizontal Well
Dual Lateral Horizontal Well
Avalon Shale
Bone Spring
Wolfcamp A
Wolfcamp B
Wolfcamp C
Wolfcamp D
Wolfcamp E
Penn Shales

- Just as horizontal wells offer significantly more efficient oil production than vertical, multi-lateral is the next advance in cost effective oil production
- Effectively, Arabella is able to drill a second, entirely new lateral well off of the already sunk cost of the original vertical

Illustrative Well Economics(1)

	Vertical Well	Single Lateral Horizontal Well	Dual Lateral Horizontal Well
Well Cost	$4.0mm	$7.5mm	$10.0mm
EUR	250 MBOE	800 MBOE	1,600 MBOE
Cost to Develop	$16.00/ BOE	$9.38/ BOE	$6.25/ BOE

(1) Illustrative Well Economics are Company estimates based on a theoretical well of each type drilled the Delaware Basin

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17 ARABELLA LONE OAK Arabella’s Position Arabella’s position is located in the heart of the over - pressured, stacked pays of the Delaware Basin – with the potential for high liquids producing wells out of multiple pay zones

18 ARABELLA LONE OAK Existing Wells and Drilling Plan Well Working Interest (%) Lateral Length (ft) Completed Formation Peak Rate 24 - hour (BOE/day) Peak Rate 30 - hour (BOE/day) Percent Oil EUR (BOE) Current Net Production (BOE/day) SM Prewitt - 1 st Lateral - 2 nd Lateral 14.5500 14.5500 4,000 4,000 Wolfcamp C Wolfcamp A 283 146 89% 100,000 8 Locker State 14.5500 4,000 Wolfcamp D 350 109 85% 186,000 13 Graham 15.5500 4,000 Wolfcamp D 634 383 83% 250,000 14 Woods 23.2563 4,000 Wolfcamp B 1,221 634 87% 455,000 71 Vastar State 50.0000 Vertical Wolfcamp E Jackson 50.0000 Emily Bell 50.0000 West 50.0000 Jackson #2 50.0000 Emily Bell #2 50.0000 Woods #2 50.0000 Waiting on Completion Drilling began November 2, 2013 Waiting on Completion Producing or Drilled Waiting on Completion Six Month Estimated Drilling Schedule

Management Confidential – Not for Distribution

20 ARABELLA LONE OAK Arabella Management Team Mr . Hoisager is the founder and President of Arabella Exploration, LLC a company he established in 2008 and which is actively acquiring and developing assets in the Delaware Basin of West Texas . He is responsible for asset acquisition, business planning and the overall management of a growing operating company . Mr . Hoisager is also the founder and President of Arabella Petroleum Company, LLC, which currently is the operator for Arabella’s properties . Prior to Arabella, Mr . Hoisager served as an independent landman and was instrumental in planning strategic land purchases, identifying investment partners, acquiring leases and marketing to operators seeking entry into the resource plays of North and West Texas . He began his career in 2005 as an independent landman acquiring leases, maintaining ownership reports and managing a land crew in Reeves County . Mr . Hoisager attended Texas Tech University where he studied Finance and Accounting and discovered his interest in the oil and gas industry . Jason Hoisager – President and Director

21 ARABELLA LONE OAK Arabella Management Team (cont.) Mr . Sanford has been the Chief Financial Officer for Arabella Exploration LLC since November 2013 and has been acting CFO since August 2013 . Mr . Sanford manages the Accounting, Finance and Investor Relations departments and roles for the company . In 2013 , Mr . Sanford was the Chief Financial Officer for Automation Technology, Inc . a privately owned company that manufactures actuators for valves on oil and gas pipelines . Mr . Sanford worked for Carriage Services, Inc . (NYSE : CSV) from 1997 to 2012 where he had substantial experience in public company financial reporting, investor relations and mergers and acquisitions . Mr . Sanford’s last position at Carriage Services, Inc . was Executive Vice President, Chief Financial Officer and Chief Accounting Officer . Mr . Sanford was the Chief Financial Officer for Enduro Systems, Inc . from 1996 to 1997 , a company that manufactured oil and gas refinery products nationally and internationally . Mr . Sanford worked for Petrolon, Inc . , an oil lubricants company, from 1992 to 1995 as the Corporate Controller . Mr . Sanford worked in public accounting from 1982 to 1992 , including PricewaterhouseCoopers, in the audit department where he served various companies in the oil and gas industries . Mr . Sanford is as CPA and has a bachelor’s degree in Accounting from Sam Houston State University and a MBA in Finance from the University of Houston . Mr . Sanford is currently on the Board of Directors of the Houston, Texas Chapter of Financial Executives International and previously served as the President of the Chapter . Terry E. Sanford – Chief Financial Officer

22 ARABELLA LONE OAK Arabella Management Team (cont.) Mr . Elliott is the Chief Operating Officer and Executive Vice President of Arabella, joining the company in 2012 . Chad brings over 12 years of experience in drilling operations to Arabella and is responsible for all daily drilling activities as well as the long term organization of the Arabella drilling team . Prior to joining Arabella, From 1999 to 2011 , Chad served in various capacities with Altura, Oxy Permian, Chesapeake and EOG Resources where he gained valued experience drilling in the Haynesville Shale, the Gulf Coast Region and the Permian Basin . Most recently, Chad served as Senior Drilling Engineer from 2011 to 2012 for Concho Resources where he supervised the New Mexico Shelf drilling program . Chad is a graduate of Texas Tech University and holds a Bachelor of Science in Petroleum Engineering . Chad D. Elliott – Chief Operating Officer

23 ARABELLA LONE OAK Arabella Management Team (cont.) Senior Production Engineer at Arabella Prior to Arabella, served as the Oxy Permian Basin Region Operations Manager Managed 22 , 000 wells and 700 + employees Has over 35 years of experience and formerly worked at Oxy, Amoco and Altura Other Senior Management Bill Elliott Senior Production Engineer Richard Masterson Geologist Teri Breann Hall Controller Michael Birken Land Supervisor Geologist at Arabella Formerly the VP of Acquisitions for Southwest Royalties, Inc . Prior to Arabella, worked at TRO - X on exploration projects throughout the Permian where he is recognized as an expert on the Wolfbone Play Controller at Arabella Responsible for internal reporting and joint interest billing to investors Prior to Arabella, worked as a Joint Interest Accountant at Clayton Williams Energy Land Supervisor at Arabella Prior to Arabella, worked as a landman for TwoRock, Inc . Previous experience in the Haynesville and Barnett Shales

24 ARABELLA LONE OAK Lone Oak Management Team Mr . Bakay currently is the President and Chief Executive Officer and serves on the board of directors of Kona Grill, Inc . (NASDAQ : KONA), an American grill and sushi bar . Mr. Bakay founded BBS Capital Management, LP, a Texas limited partnership that serves as the investment manager to the BBS Capital Fund, LP, in January 2008 and has served as its managing member since its formation. Prior to forming BBS Capital Management, LP, Mr. Bakay was the co - founder and co - portfolio manager of Patara Capital, L.P., an investment management firm based in Dallas, Texas from January 2006 through December 2007. From May 2005 through January 2006, Mr. Bakay was an equity analyst at Southwest Securities, Inc., a subsidiary of SWS Group, Inc. (NYSE: SWS), a financial services company, where he covered the specialty retail industry. Mr. Bakay graduated from Boston College, Carroll School of Management with a Bachelor of Science in finance and from Boston College, Carroll School of Management with a Master of Science in Finance. Berke Bakay – Executive Chairman of the Board of Directors

25 ARABELLA LONE OAK Lone Oak Management Team (cont.) Mr . Hauser has served as a director of Kona Grill, Inc . (NASDAQ : KONA) since December 2004 . Mr . Hauser serves as the President and owner of Capital Real Estate, Inc . , a commercial real estate development company based in Minneapolis, Minnesota, which he founded in 2001 . Mr . Hauser’s commercial real estate activities have consisted of the construction and/or development of at least 300 projects with value in excess of $ 1 . 45 billion . In addition, Mr . Hauser is the Manager and owner of Net Lease Development, LLC, which is a controlled operating company under Capital Real Estate, Inc . , as well as a member and managing partner of several other partnerships formed for real estate and related ventures . Prior to founding Capital Real Estate, Inc . and Net Lease Development, LLC, Mr . Hauser served as a partner with Reliance Development Company, LLC from 1992 to 2001 , where he was responsible for the management, development, and sale of retail properties . Mr . Hauser has a strong executive background in commercial real estate and finance, with extensive experience in business operations and strategic planning . Richard J. Hauser – Special Advisor

26 ARABELLA LONE OAK Lone Oak Management Team (cont.) Since 2007 , Mr . Heyn has been Chief Executive Officer and Chief Compliance Officer for Tritaurian Capital, Incorporated, a FINRA registered broker - dealer . From 2001 to the present, Mr . Heyn has been a Managing Director with Tritaurian Capital, Incorporated, and its predecessor companies . Tritaurian Capital serves small and middle market companies with investment banking, specialty financing and mergers and acquisitions advisory . Additionally, Mr . Heyn is a Managing Partner of Tritaurian Resources, Incorporated an international commodities broker and advisory firm . From 2004 to the present, Mr . Heyn has been a partner in E . J . McKay & Co . , Inc . , an international investment bank based in Shanghai . Prior to 2001 , Mr . Heyn held various investment banking positions in the financial industry including in the Investment Banking Division of Merrill Lynch, the Mergers and Acquisitions Group of J . P . Morgan and the Corporate Finance Department of Morgan Stanley . Mr . Heyn was an advisor to CS China Acquisition Corp . , a Specified Purpose Acquisition Corporation that subsequently merged with a target in China to form Asia Entertainment & Resources Ltd . , which became Iao Kun Group Holding Company listed on the NASDAQ Stock Market (NASDAQ : IKGH) . Mr . Heyn was an advisor to China Unistone Acquisition Corp . , a Specified Purpose Acquisition Corporation that subsequently merged with a target in China to form Yucheng Technologies Limited, which is listed on the Nasdaq Capital Market (NASDAQ : YTEC) . Mr . Heyn received a B . A . from Yale University with majors in history and political science and currently holds Series 7 , 24 , 63 , 79 and 99 securities licenses . William B. Heyn – Special Advisor

27 ARABELLA LONE OAK Lone Oak Management Team (cont.) Since November 2006 , Mr . Preissler has been a managing director of Tritaurian Capital, Incorporated and a managing partner of Panthera Capital Group, an advisory firm for Chinese companies . From July 2008 until February 2010 , Mr . Preissler was the chief financial officer, secretary and a director of CS China Acquisition Corp . , a Specified Purpose Acquisition Corporation that subsequently merged with a target in China to form Asia Entertainment & Resources Ltd . , which became Iao Kun Group Holding Company listed on the NASDAQ Stock Market (NASDAQ : IKGH) . Mr . Preissler has served as an independent director to Asia Entertainment & Resources Ltd . since its merger in February 2010 . From November 2004 until November 2006 , Mr . Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp . , Specified Purposed Acquisition Corporation that subsequently merged with a target in China to form Yucheng Technologies (NASDAQ : YTEC), a provider of financial technologies and solutions to banks in China . Mr . Preissler has served as an investment advisor to Yucheng Technologies since its merger in November 2006 . From March 2003 until September 2005 , Mr . Preissler served as the associate director of research for Majestic Research, a New York - based independent research boutique firm focused on proprietary research for hedge funds and institutional investors . From March 2002 to February 2003 , he served as a head of the digital media research group of Investec, an investment bank specializing on mid - cap growth companies in the United States and Europe . Mr . Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7 , 24 , 63 , and 79 securities licenses . James R. Preissler – Special Advisor

Appendix Confidential – Not for Distribution

29 ARABELLA LONE OAK Payment Terms At the closing of the merger, Lone Oak shall issue : 3 , 125 , 000 Closing Payment Shares in exchange for 100 % of the Arabella ownership 1 , 705 , 002 Earnout Payment Shares to be escrowed and one third of the shares shall be released upon the company meeting the following milestones : The Proved Reserves of the Company on December 31 , 2014 , as per the third party engineering reserve report of that date, shall have increased 100 % from the Proved Reserves as of the Closing, provided, however that the shares shall only awarded if (A) the Finding and Development Cost per proved Barrel of Oil Equivalent (“BOE”) of the increase in proved reserves is $ 22 or less and/or if the ratio of Finding and Development Cost to BOE is superior (lower per BOE) or equal to 80 % of the Public Peer Set, and (B) the Parent’s General & Administrative Cost per BOE of the increase in proved reserves is $ 12 . 50 or less and/or if the Company’s General & Administrative Cost per BOE of the increase is superior (lower per BOE) or equal to 80 % of the Public Peer Set . The Proved Reserves of the Company on December 31 , 2015 , as per the third party engineering reserve report of that date, shall have increased 66 % from the Proved Reserves as of December 31 , 2014 , provided, however, that the shares shall only awarded if (A) the Finding and Development Cost per proved BOE of the increase in proved reserves is $ 18 or less and/or if the ratio of Finding and Development Cost to BOE is superior (lower per BOE) or equal to 80 % of the Public Peer Set, and (B) the Parent’s General & Administrative Cost per BOE of the increase in proved reserves is $ 6 . 50 or less and/or if the Company’s General & Administrative Cost per BOE of the increase is superior (lower per BOE) or equal to 80 % of the Public Peer Set . The Proved Reserves of the Company on December 31 , 2016 , as per the third party engineering reserve report of that date, shall have increased 33 % from the Proved Reserves as of December 31 , 2015 , provided, however, that the shares shall only awarded if (A) the Finding and Development Cost per proved BOE of the increase in proved reserves is $ 14 or less and/or if the ratio of Finding and Development Cost to BOE is superior (lower per BOE) or equal to 80 % of the Public Peer Set, and (B) the Parent’s General & Administrative Cost per BOE of the increase in proved reserves is $ 5 . 00 or less and/or if the Company’s General & Administrative Cost per BOE of the increase is superior (lower per BOE) or equal to 80 % of the Public Peer Set . The Public Peer Set is defined as : Oasis Petroleum (OAS), Kodiak Oil & Gas Corp . (KOG), Northern Oil and Gas, Inc . (NOG), Triangle Petroleum Corporation (TPLM), Emerald Oil, Inc . (EOX), Concho Resources, Inc . (CXO), Laredo Petroleum Holdings, Inc . (LPI), Athlon Energy Inc . (ATHL), Diamondback Energy, Inc . (FANG), Clayton Williams (CWEI) and Approach Resources (AREX)

ARABELLA LONE OAK

Public Peer Set Comparable Companies Analysis

	Ticker	Stock Price[1]	Equity Market Cap[2]	Enterprise Value	2012[3] Reserves (Mmboe)	LQ Production (Mboe/d)	% PD	% Liquids	R/P	2014E EBITDA Margin ($/boe)	EV/ EBITDA 2014E	EV/ Reserves ($/boe)	EV/ Production ($/boe/d)
Bakken													
Oasis Petroleum	OAS	$ 53.40	$ 4,995	$ 7,548	181.4	39.5	49%	91%	12.6x	$ 65.47	5.1x	$ 41.61	$191,232
Kodiak Oil & Gas Corp.	KOG	12.53	3,409	4,842	144.0	28.8	47%	86%	13.7x	59.56	4.1x	33.62	168,084
Northern Oil and Gas, Inc.	NOG	16.44	1,049	1,541	67.6	10.9	45%	90%	17.0x	55.65	4.5x	22.81	141,469
Triangle Petroleum Corporation	TPLM	10.46	1,037	1,252	22.9	5.4	41%	86%	11.5x	60.19	6.3x	54.75	230,050
Emerald Oil, Inc.	EOX	8.67	562	296	4.9	0.7	37%	100%	20.1x	51.43	2.9x	60.72	445,837
Permian													
Concho Resources, Inc.	CXO	$ 111.26	$ 11,709	$ 15,166	447.2	91.1	61%	61%	13.4x	$ 51.68	6.7x	$ 33.92	$166,392
Laredo Petroleum Holdings, Inc.	LPI	32.89	4,687	5,390	160.1	25.9	39%	60%	17.0x	47.20	7.0x	33.66	208,384
Athlon Energy Inc.	ATHL	31.21	2,563	3,130	86.0	11.2	30%	80%	21.1x	52.62	6.6x	36.40	279,887
Diamondback Energy, Inc	FANG	55.14	2,545	2,749	41.2	8.1	30%	86%	14.0x	60.26	5.6x	66.65	339,875
Clayton Williams	CWEI	76.76	934	1,582	90.6	13.9	57%	78%	17.9x	39.75	5.7x	17.46	114,042
Approach Resources	AREX	29.03	1,133	1,203	95.5	9.0	34%	69%	29.1x	39.84	4.6x	12.60	134,002
Low			$ 562	$ 296	4.9	0.7	30%	60%	11.5x	$ 39.75	2.9x	$ 12.60	$114,042
Average			$ 3,148	$ 4,064	121.9	22.2	43%	81%	17.4x	$ 53.06	5.4x	$ 37.66	$219,932
Median			$ 2,545	$ 2,749	90.6	11.2	41%	86%	17.0x	$ 52.62	5.6x	$ 33.92	$191,232
High			$ 11,709	$ 15,166	447.2	91.1	61%	100%	29.1x	$ 65.47	7.0x	$ 66.65	$445,837

(1) As of November 5, 2013
(2) Fully diluted equity market cap calculated using the treasury stock method for all in-the-money options, warrants, and convertible securities
(3) 2012 Reserves adjusted for all announced acquisitions and divestitures

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ARABELLA LONE OAK

Glossary of Oil and Natural Gas terms

3-D seismic. Geophysical data that depict the subsurface strata in three dimensions. 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D, or two-dimensional, seismic.

Basin. A large natural depression on the earth's surface in which sediments generally brought by water accumulate.

Bbl. Stock tank barrel, or 42 U.S. gallons liquid volume, used in this report in reference to crude oil or other liquid hydrocarbons.

Bbls/d. Bbls per day.

Bcf. One billion cubic feet of natural gas.

BOE. Barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil. BOE is commonly used by oil and gas companies in their financial statements as a way of combining oil and natural gas reserves and production into a single measure.

BOE/d. BOE per day.

Btu or British thermal unit. The quantity of heat required to raise the temperature of a one pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Completion. The process of treating a drilled well followed by the installation of permanent equipment for the production of natural gas or oil, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

Condensate. A mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface temperature and pressure.

Developed acreage. The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development capital. Expenditures to obtain access to proved reserves and to construct facilities for producing, treating, and storing hydrocarbons.

Development well. A well drilled within the proved area of a natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

Deviated well. A well purposely deviated from the vertical using controlled angles to reach an objective location other than directly below the surface location.

Dry hole. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Economically producible. A resource that generates revenue that exceeds, or is reasonably expected to exceed, the costs of operation. For a complete definition of "economically producible", refer to the SEC's Regulation S-X, Rule 4,-10(a)(10).

EUR. Estimated ultimate recovery, the sum of gross reserves remaining as of a given date and the cumulative production as of that date.

Exploratory well. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of natural gas or oil in another reservoir or to extend a known reservoir.

F&D Costs. Finding and development costs, capital costs incurred in the acquisition, exploitation and exploration of proved oil and natural gas reserves divided by proved reserve additions and revisions to proved reserves.

Field. An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface area and the underground productive formations. For a complete definition of "field", refer to the SEC's Regulation S-X, Rule 4,-10(a)(15).

Formation. A layer of rock that has distinct characteristics that differ from nearby rock.

Fracturing or fracing. The process of creating and preserving a fracture or system of fractures in a reservoir rock typically by injecting a fluid under pressure through a wellbore and into the targeted formation.

GAAP. Accounting principles generally accepted in the United States.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Held by production acreage. Acreage covered by a mineral lease that perpetuates a company's right to operate a property as long as the property produces a minimum paying quantity of oil or gas.

Horizontal drilling. A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle with a specified interval.

LOE. Lease operating expense, All direct and allocated indirect costs of lifting hydrocarbons from a producing formation to the surface constituting pat of the current operating expenses of a working interest. Such costs include labor, superintendence, supplies, repairs, maintenance, allocated overhead charges, workover, insurance, and other expenses incidental to production, but exclude lease acquisition or drilling or completion expenses.

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ARABELLA LONE OAK

Glossary of Oil and Natural Gas terms (cont.)

LOE. Lease operating expense. All direct and allocated indirect costs of lifting hydrocarbons from a producing formation to the surface constituting pat of the current operating expenses of a working interest. Such costs include labor, superintendence, supplies, repairs, maintenance, allocated overhead charges, workover, insurance, and other expenses incidental to production, but exclude lease acquisition or drilling or completion expenses.

MBbls. One thousand barrels.

MBO. One thousand barrels of crude oil, condensate or NGLs.

Mcf. One thousand cubic feet of natural gas.

Mcf/d. Mcf per day.

MBOE. One thousand barrels of oil equivalent.

MMBtu. One million British Thermal Units.

MMcf. One million cubic feet of natural gas.

NGLs. Natural gas liquids, the combination of ethane, butane, isobutene and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

Net acres or net wells. The sum of the fractional working interest owned in gross acres or gross wells, as the case may be. For example, an owner who has 50% interest in 100 gross acres owns 50 net acres.

Net revenue interest. An owner's interest in the revenues of a well after deducting proceeds allocated to royalty and overriding interests.

NYMEX. The New York Mercantile Exchange.

Play. A set of discovered or prospective oil and/or natural gas accumulations sharing similar geologic, geographic and temporal properties, such as source rock, reservoir structure, timing, trapping mechanism and hydrocarbon type.

Plugging and abandonment. Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of all states require plugging of abandoned wells.

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses and taxes.

PDP. Proved developed producing.

PDP Reserves. Proved developed producing reserves, proved reserves that can be expected to be recovered: (i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well; or (ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Prospect. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is deemed to have potential for the discovery of commercial hydrocarbons.

Proved Developed Non-Producing. Reserves subcategorized as non-producing include shut-in and behind-pipe reserves. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate, but which have not started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future re-completion prior to the start of production.

Proved reserves. Those quantities of oil and natural gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible - from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. For a complete definition of "proved oil and natural gas reserves", refer to the SEC's Regulation S- X, Rule 4,- 10(a)(22).

PUD. Proved undeveloped reserve.

PUD Reserves. Proved undeveloped reserves, proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

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ARABELLA LONE OAK

Glossary of Oil and Natural Gas terms (cont.)

PUD Reserves. Proved undeveloped reserves , proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainly of economic productivity at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time. Under no circumstances shall estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

PV-10. Present value of future net revenues.

Reasonable certainty. A high degree of confidence. For a complete definition of reasonable certainty, refer to the SEC's Regulation S-X, Rule 4-10(a)(24).

Recompletion. The process of re-entering an existing wellbore that is either producing or not producing and completing new reservoirs in an attempt to establish or increase existing production.

Reserves. Estimated remaining quantities of oil and natural gas and related substances anticipated to be economically producible, as of a given date, by application of development prospects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and natural gas or related substances to market and all permits and financing required to implement the project.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible hydrocarbons that is confined by impermeable rock or water barriers and is separate from other reservoirs.

Royalty. An interest in an oil and natural gas lease that gives the owner the right to receive a portion of the production from the leased acreage (or of the proceeds from the sale thereof), but does not require the owner to pay any portion of the production or development costs on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

Spacing. The distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres, e.g., 40- acre spacing, and is often established by regulatory agencies.

Stacked pay. Multiple geological zones that potentially contain hydrocarbons and are arranged in a vertical stack.

Stratigraphic play. An oil or natural gas formation contained within an area created by permeability and porosity changes characteristic of the alternating rock layer that result from the sedimentation process.

Structural play. An oil or natural gas formation contained within an area created by earth movements that deform or rupture (such as folding or faulting) rock strata.

TD. Total Depth.

Tight formation. A formation with low permeability that produces natural gas with very low flow rates for long periods of time.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

WTI. West Texas Intermediate crude oil, which is a light, sweet crude oil, characterized by an American Petroleum Institute gravity, or API gravity, 39 and 41, and a sulphur content of approximately 0.4 weight percent that is used as a benchmark for other crude oils.

Wellbore. The hole drilled by the bit that is equipped for oil or gas production on a completed well. Also called well or borehole.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production and requires the owner to pay a share of the costs of drilling and production operations.

Workover. The repair or stimulation of an existing production well for the purpose of restoring, prolonging or enhancing the production of hydrocarbons.

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34 ARABELLA LONE OAK Contact Information James Preissler US cellular (516) 662 - 8161 US telephone (646) 383 - 4832 Email preissj@gmail.com Berke Bakay US cellular (972) 207 - 3254 Email berkebakay@ bbscapitalmanagement.com William B. Heyn US cellular (917) 864 - 3790 US telephone (212) 249 - 1827 Email wheyn@tritaurian.com